Exhibit 1

Schedule 13G Filing Exhibit

Energy Income Partners, LLC

Group Membership

May 15, 2025

Energy Income Partners, LLC (“EIP”) is a registered investment adviser.

James Murchie derives beneficial ownership of the shares reported in the 13G filing solely through his service as an officer of EIP.

Eva Pao derives beneficial ownership of the shares reported in the 13G filing solely through her service as an officer of EIP.

Saul Ballesteros derives beneficial ownership of the shares reported in the 13G filing solely through his service as an officer of EIP.

John Tysseland derives beneficial ownership of the shares reported in the 13G filing solely through his service as an officer of EIP.